Exhibit 99.2

Terms Agreement

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

As Representatives of the several

Underwriters named in Schedule I hereto,

c/o Citigroup Global Markets Inc.	Deutsche Bank Securities Inc.
390 Greenwich Street	60 Wall Street
New York, New York 10013	New York, New York 10005

HSBC Securities (USA) Inc.

452 5th Avenue

New York, New York 10018

                May 12, 2008

Ladies and Gentlemen:

Petro-Canada, a Canadian corporation (the “Company”), proposes, subject to the terms and conditions stated herein and in the Underwriting Agreement Basic Provisions, dated May 12, 2008, (the “Basic Provisions”), to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”) the Securities specified in Schedule II hereto (the “Underwritten Securities”).  The Basic Provisions are incorporated herein by reference in their entirety, and shall be deemed to be a part of this agreement (the “Terms Agreement” and, together with the Basic Provisions, the “Underwriting Agreement”) to the same extent as if such Basic Provisions had been set forth in full herein; and each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Underwriting Agreement, except that each representation and warranty which refers to the Pricing Disclosure Package, the Canadian Prospectus or the U.S. Prospectus in Section 1 of the Basic Provisions shall be deemed to be a representation or warranty as of the date of the Basic Provisions in relation to the Pricing Disclosure Package, the Canadian Prospectus or the U.S. Prospectus (as therein defined), and also a representation and warranty as of the date of this Underwriting Agreement in relation to the Pricing Disclosure Package, the Canadian Prospectus or the U.S. Prospectus as amended or supplemented relating to the Underwritten Securities which are the subject of this Underwriting Agreement.  Each reference to the Representatives herein and in the provisions of the Basic Provisions so incorporated by reference shall be deemed to refer to you.  Unless otherwise defined herein, terms defined in the Basic Provisions are used herein as therein defined.  The Representatives designated to act on behalf of each of the Underwriters of the Underwritten Securities and the address of the Representatives are set forth at the end of Schedule II hereto.

An amendment to the Registration Statement, or a supplement to the U.S. Prospectus, and a supplement to the Canadian Prospectus, respectively, relating to the

Underwritten Securities, in the form heretofore delivered to you is now proposed to be filed with the Commission and the Reviewing Authority.

Subject to the terms and conditions set forth herein and in the Basic Provisions incorporated herein by reference, the Company agrees to issue and sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at the time and place and at the purchase price to the Underwriters set forth in Schedule II hereto, the principal amount of Underwritten Securities set forth opposite the name of such Underwriter in Schedule I hereto.

If the foregoing is in accordance with your understanding, please sign and return to us, one for the Company and each of the Representatives plus one for each counsel, counterparts hereof, and upon acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof, including the provisions of the Basic Provisions incorporated herein by reference, shall constitute a binding agreement between each of the Underwriters and the Company.  It is understood that your acceptance of this letter on behalf of each of the Underwriters is or will be pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company for examination upon request, but without warranty on the part of the Representatives as to the authority of the signers thereof.

[Signature page to follow]

Very truly yours,

PETRO-CANADA

By:	/s/ WAYNE PENNINGTON
Name: Wayne Pennington
Title: Treasurer

By:	/s/ S. R. MILLER
Name: S. R. Miller
Title: Vice President & General Counsel

Accepted as of the date hereof, for themselves and as Representatives of the other Underwriters named in Schedule I hereto :

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ CHANDRU HARJANI
Name: Chandru Harjani
Title: Vice President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ RYAN MONTGOMERY
Name: Ryan Montgomery
Title: Director

By:	/s/ JARED BIRNBAUM
Name: Jared Birnbaum
Title: Director

HSBC SECURITIES (USA) INC.

By:	/s/ KAREN L. GILES
Name: Karen L. Giles
Title: Senior Vice President

SCHEDULE I

	Principal
	Amount of
	Designated
	Securities
	to be
	Purchased
Underwriter	10 Year Note	30 Year Note
Citigroup Global Markets Inc.	$120,000,000	$180,000,000
Deutsche Bank Securities Inc.	$120,000,000	$180,000,000
HSBC Securities (USA) Inc. .	$120,000,000	$180,000,000
BMO Capital Markets Corp.	$60,000,000	$90,000,000
BNP PARIBAS Securities Corp.	$60,000,000	$90,000,000
Banc of America Securities LLC	$15,000,000	$22,500,000
CIBC World Markets Corp.	$15,000,000	$22,500,000
Greenwich Capital Markets, Inc.	$15,000,000	$22,500,000
J.P. Morgan Securities Inc.	$15,000,000	$22,500,000
Mitsubishi UFJ Securities International plc	$15,000,000	$22,500,000
RBC Capital Markets Corporation	$15,000,000	$22,500,000
Scotia Capital (USA) Inc.	$15,000,000	$22,500,000
TD Securities (USA) LLC	$15,000,000	$22,500,000
Total	$600,000,000	$900,000,000

SCHEDULE II

Issuer:  Petro-Canada

Title of Underwritten Securities:

6.050% Senior Notes due May 15, 2018 (the “2018 Notes”)

6.800% Senior Notes due May 15, 2038 (the “2038 Notes”)

Aggregate principal amount:

2018 Notes	$600,000,000
2038 Notes	$900,000,000
Total:	$1,500,000,000

Price to Public:

2018 Notes	99.829% of the principal amount of the Underwritten Securities, plus accrued interest, if any, from May 15, 2008
2038 Notes	99.784% of the principal amount of the Underwritten Securities, plus accrued interest, if any, from May 15, 2008

Purchase Price by Underwriters:

2018 Notes	99.179% of the principal amount of the Underwritten Securities, plus accrued interest, if any, from May 15, 2008
2038 Notes	98.909% of the principal amount of the Underwritten Securities, plus accrued interest, if any, from May 15, 2008

Form of Underwritten Securities:

Book-entry only form represented by one or more global securities deposited with The Depository Trust Company (“DTC”) or its designated custodian, to be made available for checking by the Representatives at least twenty-four hours prior to the Closing Date at the office of DTC or its agent.

Specified funds for payment of purchase price:

Federal (same-day) funds

Closing Date:

8:45 a.m. (New York City time),  May 15, 2008

Indenture:

Indenture dated June 20, 2003, between the Company and The Bank of New York, as Trustee, as supplemented by a Supplemental Indenture, to be dated on or about May 15, 2008, between the Company and The Bank of New York, as Trustee.

Maturity:

2018 Notes	May 15, 2018
2038 Notes	May 15, 2038

Interest Rate:

2018 Notes	6.050%
2038 Notes	6.800%

Interest Payment Dates:

May 15 and November 15, commencing November 15, 2008

Redemption Provisions:

The Underwritten Securities may be redeemed, in whole or in part, at the option of the Company at a redemption price equal to the greater of:

•                  100 percent of the principal amount of the Underwritten Securities to be redeemed; and

•                  as determined by the Quotation Agent (as defined in the U.S. Prospectus), the sum of the present values of the remaining scheduled payments of principal and interest on the Underwritten Securities to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in the U.S. Prospectus) plus 35 basis points, in either case, plus accrued interest thereon to the date of redemption.

Sinking Fund Provisions:

No sinking fund provisions

Closing location for delivery of Underwritten Securities:

Fraser Milner Casgrain LLP
30th Floor, Fifth Avenue Place
237 – 4th Avenue S.W.
Calgary, Alberta  T2P 4X7

Names and addresses of Representatives:

Designated Representatives:

Canadian counsel for Petro-Canada:

Fraser Milner Casgrain LLP

30th Floor, Fifth Avenue Place

237 – 4th Avenue S.W.

Calgary, Alberta  T2P 4X7

U.S. counsel for Petro-Canada:

Fulbright & Jaworski LLP
Market Square
801 Pennsylvania Avenue, N.W.
Washington, DC 20004-2623

Counsel for Citigroup Global Markets Inc., Deutsche Bank Securities Inc., and HSBC Securities (USA) Inc.:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York  10019-6064

Address for Notices:

Petro-Canada

P.O. Box 2844

150 – 6th Avenue S.W.

Calgary, Alberta  T2P 3E3

Citigroup Global Markets Inc.

390 Greenwich Street

New York, NY  10013

Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

HSBC Securities (USA) Inc.

452 5th Avenue

New York, New York 10018

SCHEDULE III – Issuer Free Writing Prospectuses

1. Issuer Free Writing Prospectus, re: 6.050% Senior Notes due 2018, filed May 12, 2008 with the U.S. Securities and Exchange Commission.

2. Issuer Free Writing Prospectus, re: 6.800% Senior Notes due 2038, filed May 12, 2008 with the U.S. Securities and Exchange Commission.

Filed Pursuant to Rule 433

Registration No. 333- 149879

May 12, 2008

PETRO-CANADA

PRICING TERM SHEET

6.800% Notes due 2038

Issuer:	Petro-Canada

Security:	6.800% Notes due 2038

Size:	$900,000,000

Maturity Date:	May 15, 2038

Coupon:	6.800%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2008

Price to Public:	99.784%

Benchmark Treasury:	5.000% due May 15, 2037

Benchmark Treasury Yield:	4.517%

Spread to Benchmark Treasury:	+230 bp

Yield:	6.817%

Make-Whole Call:	Greater of Par or T+35 bp

Expected Settlement Date:	May 15, 2008

CUSIP:	71644E AJ1

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc BBB by Standard & Poor’s Ratings Services AL by Dominion Bond Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Deutsche Bank Securities Inc., toll free at 1-800-503-4611 or HSBC Securities (USA) Inc. toll free at 1-866-811-8049.

Filed Pursuant to Rule 433

Registration No. 333- 149879

May 12, 2008

PETRO-CANADA

PRICING TERM SHEET

6.050% Notes due 2018

Issuer:	Petro-Canada

Security:	6.05% Notes due May 15, 2018

Size:	$600,000,000

Maturity Date:	May 15, 2018

Coupon:	6.050%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2008

Price to Public:	99.829%

Benchmark Treasury:	3.875% due May 15, 2018

Benchmark Treasury Yield:	3.773%

Spread to Benchmark Treasury:	+230 bp

Yield:	6.073%

Make-Whole Call:	Greater of Par or T+35 bp

Expected Settlement Date:	May 15, 2008

CUSIP:	71644E AH5

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc BBB by Standard & Poor’s Ratings Services AL by Dominion Bond Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Deutsche Bank Securities Inc., toll free at 1-800-503-4611 or HSBC Securities (USA) Inc. toll free at 1-866-811-8049.